Mail Stop 6010

November 14, 2007

Louis A. Blanco
Executive Vice President, Finance and
Administration (Principal Financial Office
Chief Accounting Officer)
Cell Therapeutics, Inc.
501 Elliott Avenue West, Suite 400
Seattle, WA 98119

> **Re:**   **Cell Therapeutics, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Quarterly Period Ended September 30, 2007**
> **File No. 001-12465**

Dear Mr. Blanco

   We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

General

   1. On page 22 you state that you "have licensed intellectual property, including patent applications from The University of Vermont, Hoffman La Roche and others . . . ." and that you "have also in-licensed the intellectual property relating to our drug delivery technology that uses polymers that are linked to drugs, known as polymer-drug conjugates, including XYOTAX and CT-2106." Please provide us with an analysis supporting your determination that you are not substantially dependent on each of these agreements and that they are not required to be filed as exhibits. We may have further comments once we have had an opportunity to consider your analysis.

Index to Consolidated Financial Statements, page 50

Notes to Consolidated Financial Statements, page 61

Goodwill and Other Intangible Assets, page 65

2. Please tell us how your separate recognition of the assembled workforce apart from goodwill complies with paragraph 39 of SFAS 141.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Notes to Condensed Conoslidated Financial Statements, page 6

3. Acquisition of Systems Medicine, Inc., page 10

3. Please tell us how you have complied with paragraph 46 of SFAS No. 141, Business Combinations in regards to the contingent consideration and the excess of fair value of acquired assets over cost.

4. Capital Stock, page 12

3% Convertible Preferred Stock, page 12

4. Please disclose the "certain triggering events" that cause the Series A and B preferred stock to become redeemable.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 27

5. Please disclose the milestone amounts payable along with the events that will trigger these payments related to your License agreement with Nerviano Medical Sciences.

* * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3861 or Suzanne Hayes at (202) 551-3675 with any other questions. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant